

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2022

Yizhen Zhao
Chief Executive Officer
Ark7 Properties Plus LLC
535 Mission Street, 14th Floor
San Francisco, CA 94105

> **Re: Ark7 Properties Plus LLC**
> **Amendment No. 2 to**
> **Offering Statement on Form 1-A**
> **Filed June 30, 2022**
> **File No. 024-11869**

Dear Mr. Zhao:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 21, 2022 letter.

Amendment No. 2 to Offering Statement on Form 1-A filed June 30, 2022

U.S. Federal Income Tax Considerations, page 31

1.	We note your amended disclosure in response to comment 7. Please further revise to provide disclosure in your offering circular as to the current material tax consequences to investors relating to the acquisition, holding and disposition of the series shares. Clarify whether each series will be treated as a separate entity for U.S. federal income tax purposes. We also note disclosure in the "Overview" section, on page 15 and elsewhere stating that investors will be entitled to the "potential tax benefits normally associated with direct property ownership." Please disclose the nature of these benefits, and discuss the legal basis, including any applicable Treasury Regulation, for these benefits.

You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3865 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction